Delisting Determination, The Nasdaq Stock Market, LLC, February 15, 2024, Ebix, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Ebix, Inc., effective at the opening of the trading session on February 26, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on December 18, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on December 28, 2023.
The Staff determination to delist the Company securities became final on December 28, 2023.